EXHIBIT 99.1

Chunghwa Telecom holds investor conference for the fourth quarter of 2014 operation results

Date of events: 2015/02/03

Contents:

1.	Date of the investor conference: 2015/02/16

2.	Time of the investor conference: 16:00

3.	Location of the investor conference: Teleconference

4.	Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 15:30 on Feb. 16, 2015 Taipei time

5.	The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.	Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.	Any other matters that need to be specified: Teleconference will be held during 16:00-17:00 Taipei time.